JOHN T. MCKENNA

+1 650 843 5059

jmckenna@cooley.com

April 20, 2018

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nicholas P. Panos

Re:	ConvergeOne Holdings, Inc.
Amendment No. 2 to Schedule TO-I Filed April 13, 2018
File No. 005-89952

Ladies and Gentlemen:

On behalf of ConvergeOne Holdings, Inc. (“ConvergeOne” or the “Company”), the following information is in response to a verbal comment from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Schedule TO-I filed April 13, 2018.

The Company confirms to the Staff that it has been verbally notified by a representative of The Nasdaq Stock Market LLC (“Nasdaq”), that as its warrants are held by less than 400 holders, they do not meet the minimum round lot holder requirements for listing as set forth in Nasdaq Listing Rule 5515(a)(4). The Company has publicly stated that upon receipt of the formal delisting notice it does not intend to appeal such delisting determination.

Accordingly, the Company’s impending purchase of the warrants in the tender offer, will not have been responsible for the planned delisting of the warrants by Nasdaq, and as such, as a matter of the law, the tender offer is not “reasonably likely” to produce one of the requisite going private effects.

Separately, the Company acknowledges the Staff’s view that conditions included in tender offers must be objectively determinable. To the extent that the Company would have invoked one of the closing conditions to the tender offer, it would have held itself to a reasonable offeror standard.

COOLEY LLP    3175 HANOVER STREET    PALO ALTO, CA    94304-1130

T: (650) 843-5000  F: (650) 849-7400  COOLEY.COM

April 20, 2018

Page Two

Please contact me at (650) 843-5059 with any questions or further comments regarding our responses to the Staff’s comments.

Sincerely,

COOLEY LLP

/S/ JOHN T. MCKENNA

John T. McKenna

cc:	John A. McKenna, Jr., ConvergeOne Holdings, Inc.

Jeff Nachbor, ConvergeOne Holdings, Inc.

Mehdi Khodadad, ConvergeOne Holdings, Inc.

Alan Hambelton, Cooley LLP

COOLEY LLP     3175 HANOVER STREET     PALO ALTO, CA     94304-1130

T: (650) 843-5000  F: (650) 849-7400  COOLEY.COM